Exhibit III

Breakdown of registered

securities held by or

for the account of the Registrant

Title of Issue	Amount as to which registration is effective		Amount held by or for the account of the Registrant

2.875% Notes due January 15, 2015	USD	3,000,000,000	USD	300,000,000
0.625% Notes due April 15, 2016	USD	5,000,000,000	USD	7,244,000
1.75% Notes due March 15, 2017	USD	3,500,000,000	USD	10,072,000
5.125% Notes due May 30, 2017	USD	3,000,000,000	USD	11,100,000
1.125% Notes due September 15, 2017	USD	4,500,000,000	USD	13,187,000
1.00% Notes due December 15, 2017	USD	3,000,000,000	USD	49,947,000
1.400% Notes due June 20, 2017	JPY	250,000,000,000	JPY(1)	518,500,000

(1)	The USD equivalent amount may be calculated using the JPY/USD conversion rate of 119.8500 as at December 31, 2014